Exhibit 4.37

Equity interest in Renova: summary of the Share Purchase Agreement

On June14, 2013 Cemig GT signed a share purchase agreement with Petrobras, for acquisition of 49% of the equity of Brasil PCH (‘the Brasil PCH Share Purchase Agreement’).

On August 8, 2013, Cemig GT signed an investment agreement with Renova Energia to establish, among other matters, the structuring of Chipley SP Participações S.A., owned 40% by Cemig GT, 59% by Renova Energia and 1% by Renovapar, and assignment to Chipley of the Brasil PCH Share Purchase Agreement.

As a result of the stockholder Jobelpa S.A., holder of 2% of the voting stock, exercising its joint sale (‘tag-along’) right, the equity holding purchased in the acquisition was 51% of the voting stock of Brasil PCH.

Completion of the acquisition, and actual transfer of shares, was made conditional upon certain conditions precedent, including consent of the creditors of Brasil PCH, consent from Aneel, and approval of the transaction by the Brazilian Monopolies Authority (Conselho Administrativo de Defesa Econômica, or Cade). Following compliance with the conditions precedent, the investment, in the amount of R$ 739.9 million, was made on February 14, 2014.